AB 4/2

SEC Mail Processing Section

APR 01 2009

Washington, DC 110

UNI' SECURITIESAND1 09040527
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50162

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AURORA FINANCIAL SERVICES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 WALL ST. 20TH FLOOR
(No. and Street)

NY (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CLAY THOMAS, PC
(Name – *if individual, state last, first, middle name*)

P.O. BOX 940814 (Address) HOUSTON (City) TX (State) 77094 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JM

OATH OR AFFIRMATION

I, ROBERT J. WILSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AURORA FINANCIAL SERVICES, LLC, as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

ARTURO J. FENTANES
Notary Public, State of Texas
My Commission Expires
September 19, 2011

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Clay Thomas, P.C.
Certified Public Accountant

P.O. Box 940814
Houston, Texas 77094
(713) 482-3920 (office)
(713) 482-3923 (fax)

Independent Auditor's Report

To the Board of Directors
Aurora Financial Services, LLC
Houston, Texas

I have audited the balance sheet of Aurora Financial Services, LLC as of December 31, 2008, and the related statements of income, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of Aurora Financial Services, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aurora Financial Services, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Clay Thomas, P.C.

Clay Thomas, P.C.

March 30, 2009

Clay Thomas, P.C.
Certified Public Accountant

P.O. Box 940814
Houston, Texas 77094
(713) 482-3920 (office)
(713) 482-3923 (fax)

Independent Auditor's Report on Internal Accounting Control

Required by SEC Rule 17a-5

To the Board of Directors
Aurora Financial Services, LLC
Houston, Texas

In planning and performing my audit of the financial statements of Aurora Financial Services, LLC for the year ended December 31, 2008, I considered its internal control structure, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregated indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examination, counts, verifications and comparisons;
2. Recording of differences required by Rule 17a-13, and;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Aurora Financial Services, LLC is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's afore-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which

the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that Aurora Financial Services, LLC's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Clay Thomas, P.C.

Clay Thomas, P.C.

March 30, 2009

Aurora Financial Services, LLC
Balance Sheet
As of December 31, 2008

Assets

Current Assets		
	Cash	315
	Total Current Assets	315
Fixed Assets		
	Equipment	6,703
	Furniture	5,440
	Leasehold Improvements	6,756
	Accumulated Depreciation	(902)
	Net Fixed Assets	17,997
Other Assets		
	Deposits	14,722
	Total Other Assets	14,722
Total Assets		33,034

Liabilities and Stockholders' Equity

Current Liabilities		
	Accounts Payable	-
	Total Current Liabilities	-
Stockholders' Equity		
	Paid in Capital	274,256
	Retained Earnings	(83,178)
	Net Loss	(158,044)
	Total Stockholders' Equity	33,034
Total Liabilities and Stockholders' Equity		33,034

The information in the Notes to the Financial Statements is an integral part of these statements.

Aurora Financial Services, LLC
Statement of Operations
For the Year Ended December 31, 2008

Revenue	
Commissions	179,106
Consulting Income	9,500
Other Income	27,991
Total Revenue	216,597
Operating Expenses	
Bank Charges	593
Cable	917
Clearing Fees	2
Commissions	123,689
Consulting	16,548
Contract Labor	141,255
Depreciation Expense	450
Donations	1,200
Insurance and Bonding	8,268
Licenses and Permits	625
Maintenance Fees	1,974
Medical and Dental	67
Miscellaneous	130
NASD Fees	13,123
Office Equipment	6,470
Office Expense	3,403
Office Supplies	2,662
Payroll Expense	1,130
Postage and Delivery	6,784
Professional Fees	
Accounting	11,900
Total Professional Fees	11,900
Quote Service	3,002
Regulatory Fees	70
Rent	8,852
Repairs and Maintenance	377
Research	75
Security	248
Stock Transfer Fees	638
Taxes	(61)
Telephone	6,621
Training	780
Travel and Entertainment	4,880
Utilities	3,965
Total Expenses	370,634
Loss From Operations	(154,037)
Other Income (Expense)	
Realized Loss on Investment Securities	(6,135)
Unrealized Gain on Investment Securities	1,302
Interest Income	826
Total Other Income (Expense)	(4,007)
Net Loss	(158,044)

The information in the Notes to the Financial Statements is an integral part of these statements.

Aurora Financial Services, LLC
Statement of Cash Flows
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	(173,416)
Adjustments to reconcile Net Loss	
to net cash provided by operating activities:	
Accounts Receivable	16,402
CRD Deposits	40
Investment Account - Stock Investments	65,775
Accounts Payable	(5,603)
Accrued Payroll Taxes	(86)
Net cash provided by Operating Activities	(96,888)
CASH FLOWS FROM INVESTING ACTIVITIES	
Accumulated Depreciation	18,447
GLB Clearing Deposit	(14,327)
Prepaid CRD Fees	2,643
Net cash provided by Investing Activities	6,762
FINANCING ACTIVITIES	
Additional paid in capital	80,000
Net cash provided by Financing Activities	80,000
Net cash increase for period	(10,126)
Cash at beginning of period	10,441
Cash at end of period	**315**

The information in the Notes to the Financial Statements is an integral part of these statements.

Clay Thomas, P.C.
Certified Public Accountant

P.O. Box 940814
Houston, Texas 77094
(713) 482-3920 (office)
(713) 482-3923 (fax)

Aurora Financial Services, LLC
Notes to Financial Statements
December 31, 2008

Note A. Summary of Significant Accounting Policies

Business Activity

Aurora Financial Services, LLC is a brokerage firm formed for the purpose of generating commissions through buying and selling securities for customers. The Company is a broker-dealer registered with the Securities and Exchange Commission.

Cash Equivalents

For purpose of the statement of cash flows, the company considers all highly liquid debt instruments purchased with maturity of three months or less to be cash equivalents at December 31, 2008.

Accounts Receivable

Management considers all amounts recorded as trade receivables as fully collectible. As such, no allowance is provided. All amounts are due from a single hedge fund financial institution. We establish an allowance for bad debts through a review of several factors including historical collection experience, current aging status of the customer accounts, and financial condition of our customers. We do not generally require collateral for our accounts receivable.

Fixed Assets

Fixed assets are stated at cost, net of accumulated depreciation. Depreciation is provided using the straight-line method over the useful lives of the respective assets, generally five to seven years.

Income Taxes

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using anticipated tax rates and laws that will be in effect when the differences are expected to reverse. The realizability of deferred tax assets are evaluated annually and a valuation allowance is provided if it is more likely than not that the deferred tax assets will not give rise to future benefits in the company's tax return.

Revenue and Cost Recognition

The company prepares its books on the accrual basis of accounting. The company recognizes revenues from brokerage firm commissions when confirmation of each, individual transaction is received from the brokerage firm. The company recognizes commissions due to its salesmen at the end of each month, after receiving a final confirmation of the month's transactions from the individual brokerage firms.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note B – Equipment and Furniture

Equipment, furniture, and leasehold improvements consisted of the following as of December 31, 2008.

Equipment	$ 6,703
Furniture	5,440
Leasehold Improvements	6,756
Less: Accumulated Depreciation	(902)
Total	$17,997

Depreciation expense for 2008 was $450.

Note C – Net Capital Requirements

The company is subject to a $5,000 minimum capital requirement or a minimum net capital required at 6-2/3% or aggregated indebtedness under SEC Rule 15c3-1, which requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. Net capital and related net capital ratio fluctuate on a daily basis; however as of December 31, 2008, the net capital was $33,034 which exceeded the required minimum capital by $28,034. The company's ratio of aggregated indebtedness to net capital was 0% at December 31, 2008.

Aurora Financial Services, LLC
Computation of Net Capital Pursuant to Rule 15C3-1
As of December 31, 2008

Total Equity From Statement of Financial Condition	33,034
Less: Non-Allowable Assets:	
Statement of Financial Condition	-
Net Capital	33,034
Computation of Basic Net Capital Requirement	
Minimum of Net Capital Required (6 2/3% of aggregate indebtedness)	2,202
Minimum Dollar Net Capital Required	5,000
Net Capital Required (Greater of Above Two Figures)	5,000
Excess Net Capital	28,034
Excess Net Capital at 1,000%	33,034
Computation Ratio of Aggregate Indebtedness to Net Capital	
Total Liabilities (Per Statement of Financial Condition)	-
Percentage Aggregate Indebtedness to Net Capital	0.0%

Aurora Financial Services, LLC
Schedule 1 - Computation of Net Capital Under Rule 15C3-1
of the Securities and Exchange Commission
As of December 31, 2008

Reconciliation With Company's Computation
(Including Part II of Form X-17a-5)

Net Capital, as Reported in Company's Part II (Unaudited) Focus Report	16,538
Net Audit Adjustments	16,496
Other Items	
Net Capital Per Above	33,034